TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

April 19, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SKY Perfect Communications Inc. - 12g3-2(b) Exemption **(FILE NO. 82-5113)**

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Total Registrations and DTH Subscribers as of the end of December 2001;
2. A Notice of Organizational Changes and Personnel Appointment as of January 1, 2002;
3. Launch of Pay Trial Service for Broadband Content Distribution Service "SKY Perfect BB";
4. Total Registrations and DTH Subscribers as of the end of January 2002;
5. Consolidated Business Results of Third Quarter for the year ending March 2002;
6. Business Results of Third Quarter for the year ending March 2002;
7. Summary of Business Results for 3rd Quarter of Fiscal Year 2001 (Supplement);
8. Notice Regarding Ratio of Foreigners' Stockholdings;
9. Notice Regarding Ratio of Foreigners' Stockholdings;
10. "Joint Experiment Begins on a Video Distribution System Using Optical Fiber Cable" Notice on Press Release;
11. Announcement of Start of Major Campaign for the 2002 Spring Sales Promotion;
12. Total Registrations and DTH Subscribers as of the end of February 2002;

dly 4/29

13. Regarding the article of *Nippon Keizai Shimbun* on March 7, 2002;

14. Notice Regarding Ratio of Foreigners' Stockholdings; and

15. The Reimbursement of Charges to Subscribers Due to the Inappropriate Administration of ClubiT.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,

Akiko Kimura

Enclosure

82—5113

To whom it may concern: January 7, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of December 2001

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and & CEO: Yasushi Hosoda) announced the numbers of Total Registrations and DTH Subscribers as of the end of December, 2001.

	Gross Registrations	DTH Contracts
New Subscribers	77,823	57,615
Churn (Churn Rate)	17,476 (7.3%)	14,853 (7.2%)
October Net Increase	60,347	42,762
Cumulative Total	2,949,435	2,506,847

＊Monthly Churn Rate ···The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month
/ Total Subscribers at the end the previous month
x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

82-5113

To whom it may concern:

January 7, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

A Notice of Organizational Changes and Personnel Appointment as of January 1, 2002

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and & CEO: Yasushi Hosoda) has announced the following organizational changes and personnel appointment, effective as of January 1, 2002.

1. Organizational changes

1) Marketing Division has been established, which will accommodate the functions of: Advertising Department, formerly a part of Sales & Advertising Group; Broadcasting Planning & Promotion Department, formerly a part of Broadcasting Business Group; Customer Service Center, formerly a part of Strategy Planning Group; and Marketing Section, formerly a part of Corporate Planning Department, Planning & Control Group.
2) Corporate Affairs Group has been established, which will accommodate the functions of Legal Department and Public Relations Department, formerly a part of Planning & Control Group.
3) Communication Systems Group has been established, which will accommodate the functions of Communication Service Department, formerly a part of Strategy Planning Group.
4) Strategy Planning Group has been abolished.
5) Administration Group has been renamed Personnel & General Arrairs Group.

2. Personnel Appointment

Hajime Tanabe: Senior Executive Officer, Marketing Group
(formerly working for Fuji Television Network, Inc.)

Kiwami Kurisawa: Executive Officer, Legal Department & Corporate Affairs Group
(formerly Executive Officer, General Manager of Legal Department)

Ryuichi Okumura: Executive Officer, Communication Systems Group
(formerly Executive Officer, Strategy Plannning Group)

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

Reference

SKY Perfect Communications Inc. Organization Chart

as of January 1, 2002


President & CEO
Yasushi Hosoda
Executive Vice President & COO
Hajime Shigemura
Managing Director & CDO
Masao Nito
Senior Managing Director & Deputy COO
Yoshitada Sonoda
Managing Director & CFO
Kunioki Ishibashi
Development Group
Operations Group
Communication Systems Group
CATV Business Dept.
Sales Group
Marketing Group
Broadcasting Business Group
Contents Business Group
Planning & Control Group
Corporate Affairs Group.
Personnel & General Affairs Group
Internal Audit Dept.
International Affairs Dept.

To whom it may concern:

January 16, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Launch of Pay Trial Service for Broadband Content Distribution Service "SKY Perfect BB"

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President: Yasushi Hosoda) will launch a pay trial service for the broadband content distribution service "SKY Perfect BB" in the Tokyo Metropolitan Area and Osaka Prefecture on February 1.
The full-scale service following the trial service is scheduled to start from May this year.

Since July last year, we have been taking part in the broadband content allotment test by some carriers and carrying out technical verification. The trial service now to begin is designed to check the practicality of the service, including service charges, as the final stage before launch of the full-scale service.

The trial service will use a network compatible with "FLET's On-Demand" of the Nippon Telegraph and Telephone East Corporation (NTT East), "FLET's Square" of the Nippon Telegraph and Telephone West Corporation (NTT West) and broadband content distribution of NTT Communications Corporation (NTT Com). It will be eligible for people living in the Tokyo Metropolitan Area (excluding Machida City and parts of Inagi City) and people living in Osaka Prefecture (excluding some regions of Osaka and including some regions of Hyogo Prefecture and Kyoto Prefecture) through subscription to NTT East's FLET's services (B-FLET's, FLET's ADSL), and, with NTT Com's distribution network, it will be also eligible for people living in the 23 wards of Tokyo through subscription to OCN ADSL services (A) (ACCA).
The contents will be a wide range of genres including animation/CG, movie, sports, music, entertainment, news & documentary and hobby & utility and we will provide more than 500 contents selected by cooperating content providers at a monthly charge of 100 ~ 2,000 yen (some contents by free of charge). Since contents will be provided on-demand by streaming distribution, customers will be able to enjoy anytime the content they want to see. There will also be a large assortment of free contents for information of the SKYPerfecTV! broadcasting service and we will also promote SKY PerfecTV! broadcasting service subscription targeting non-subscribers.
We will also consider aspects such as improvement of contents, expansion of service areas and addition of carriers in preparation for the full-scale service from May this year.

It is said that during this year subscribers to broadband communications services will reach nine million households. We will make effort to expand our business by the effect resulting from the reciprocal promotion of broadcasting services and broadband services.

●Outline of "SKY Perfect BB" trial service

Trial period: 1 February 2002 (Fri.) ~ 30 April (Tue.)

Eligible customers:

People living in the Tokyo Metropolitan Area (except for Machida City and part of Inagi City) and people living in Osaka Prefecture (excluding some regions of Osaka Prefecture and including some regions of Hyogo Prefecture and Kyoto Prefecture) through subscription to NTT East's FLET's services (B-FLET's, FLET's ADSL), and, with NTT Com's distribution network, people living in the 23 wards of Tokyo through subscription to OCN ADSL services (A) (ACCA) (Gradual expansion to other ISP also scheduled)

SKY Perfect BB registration fee: Free (Trial period only)

SKY Perrect BB monthly basic fee: Free (Trial period only)

Usage fee for pay contents:Monthly charge of 100~2,000 yen/content(some contents by free of charge)

Customer information site: www.skyperfectv.co.jp/broadband/

SKY Perfect BB customer center: 0570-020-220 (Lines open 10:00 ~ 20:00)

Distribution spec: (1) Encoding speed: 300Kbps/500Kbps
(2) Form of distribution: Stream distribution (on-demand)
(3) Distribution format: NTT East = Real system
NTT West = WMT system
NTT Communications = WMT system
(4) Usage fee settlement: NTT East = Billed with telephone charges
NTT West = Credit card settlement
NTT Com = Credit card settlement

●48 expected content providers (in the order of the Japanese syllabary)

Aspire Vision Co., Ltd., ATOSS INTERNATIONAL Ltd.
Animax Broadcast Japan Inc., Aviva Japan
IMAGICA Corp., Research Institute of Health&Welfare, Inc.
Satellite Channels Incorporated, SPE Broadcast Japan Inc.
MTV Networks, M-BROS. Corporation
COMIN'SOON TV, Inc., Kansai Telecasting Corporation
Kids Station Inc., Computer Channel Corporation
COMFORT Inc., Satellite Culture Japan Inc.
SAMURAI TV Inc., Theater Television Co., Ltd.
C&E Inc., GK Co., Ltd
J-COOL Inc., JskySports Corporation
Japan Image Communication Co., Ltd., Japan Entertainment Network Co., Ltd.
Japan Just Advanced Media Co., Ltd., Jupiter Golfnetwork Co., Ltd.
Space Shower Networks, Inc., SPORTS-i NETWORK INC.
Sougou Gyousei Shuppan, Inc., So-net Be Media Corporation
Daiichikosho Co., Ltd., Dainen Planning Corporation
Tsukuba TV Co., Ltd., Fishing Vision Co., Ltd.
Nagase Brothers Inc., Nikkatsu Corporation
Nikkei CNBC Japan, Inc., Japan Amusement Broadcasting Corp.
PARADISETV, Four Eight Co., Ltd.
Bloomberg Television, Pay Per View Japan, Inc.
Polygon Pictures Inc., Misawa Satellite Broadcasting Co., Ltd.
Media Noks Co., Ltd., Rakuten TV Inc.
LaLa Media, Inc., Recruit Co., Ltd.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

Categorized channel list of "SKY Perfect BB" service

as of January 15,2002

Category	Contents no.	Channel name	Contents Supplier
Animations・CG	70	ANIMAX	Animax Broadcast Japan Inc.
		Cartoon Network	Japan Entertainment Network Co., Ltd.
		KIDS STATION	Kids Station Inc.
		SPACE SHOWER TV	Space Shower Networks, Inc.
		Polygon Pictures	Polygon Pictures Inc.
Movie	30	AXN / ActionTV	SPE Broadcast Japan Inc.
		COMIN' SOON TV	COMIN'SOON TV, Inc.
		Perfect Choice	Pay Per View Japan Inc.
Sports	25	AXN / ActionTV	SPE Broadcast Japan Inc.
		Keiko&Manabu Channel	Recruit Co.,Ltd
		J SKY Sports	JSkySports Corporation
		Sports-i ESPN	SPORTS-i NETWORK INC.
Battle	10	FIGHTING TV SAMURAI !	Samurai TV Inc.
Music	80	Eco Music TV	DAIICHIKOSHO CO.,LTD
		MTV	MTV Networks
		M-BROS.	M-BROS. Corporation
		J—COOL	J-COOL Inc.
		STAR Karaoke	DAIICHIKOSHO CO.,LTD
		MUSIC AIR NETWORKS	ATOSS INTERNATIONAL Ltd.
Entertainment	45	Theater Television	Theater Television Co.,Ltd.
		J—COOL	J-COOL Inc.
		GK	GK Co., Ltd
		So-net	So-net Be Media Corporation
Travel	20	Kyoto Channel	Kansai Telecasting Corporation
		Travel Channel	Japan Image Communication Co., Ltd.
		TRAVELERS TV	C&E Inc.
Lifestyle	15	Keiko&Manabu Channel	Recruit Co.,Ltd
		Rakuten Shopping Channel	Rakuten TV Inc.
News&Documentary	15	ASAHI NEWSTAR	Satellite Channels Incorporated
		e-tenki.net	Space Shower Networks, Inc.
		NIKKEI CNBC	Nikkei CNBC Japan, Inc.
		Bloomberg Television	Bloomberg Television
PC	30	Keiko&Manabu Channel	Recruit Co.,Ltd
		COMPUTER CHANNEL	Computer Channel Corporation
		PC TV	Aviva Japan
Education&Qualifications	60	GOKAKU CHANNEL	Four Eight Co., Ltd.
		COMFORT	COMFORT Inc.
		GLC	Dainen Planning Corporation
		Toshin C	Nagase Brothers Inc.
Hobby&Utility	60	IGO&SHOGI CHANNEL	Satellite Culture Japan Inc.
		Health&Welfare 774	Research Institute of Health&Welfare, Inc.
		Keiko&Manabu Channel	Recruit Co.,Ltd
		Golf Network	Jupiter Golfnetwork Co., Ltd.
		gourmet,culture&entertainment TV	IMAGICA Corp.
		So-net	So-net Be Media Corporation
		FISHING Vision	Fishing Vision Co., Ltd.
		BiG Channel	Japan Amusement Broadcasting Co., Ltd.
		Better Life Channel	Rakuten TV Inc.
		HOME CHANNEL	Misawa Satellite Broadcasting Co., Ltd.
		LaLa TV	LaLa Media, Inc.
Adult Entertainment	50	IYOKAN-TSUSHIN-CHANNEL	Japan Just Advanced Media Co., Ltd.
		Kit Manzoku Club	Tsukuba TV Co., Ltd.
		Zaptv910	Media Noks Co., Ltd.
		GK	GK Co., Ltd
		Blue Cherry(Cherry Bomb)	Aspire Vision Co., Ltd.
		PARADISE TV	PARADISETV
		MANZOX Ch	Sougou Gyousei Shuppan, Inc.
		MONDO21	Japan Image Communication Co., Ltd.
		RAINBOW CHANNEL	Nikkatsu Corporation
Information	45		
Total	555		

※There is a possibility that content providers change.
※The number of contents is approximate.

SKY Perfect Communications Inc.

82-5113

To whom it may concern: February 4, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of January 2002

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and & CEO: Yasushi Hosoda) announced the numbers of Total Registrations and DTH Subscribers as of the end of January, 2002.

	Gross Registrations	DTH Contracts
New Subscribers	47,899	59,827
Churn (Churn Rate)	18,046 (7.3%)	17,753 (8.5%)
January Net Increase	29,853	42,074
Cumulative Total	2,979,288	2,548,921

* Monthly Churn Rate ···The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month
/ Total Subscribers at the end the previous month
x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

82-5113

SKY Perfect TV!

February 13, 2002

To whom it may concern:

Consolidated Business Results of Third Quarter for the year ending March 2002

(Tokyo Stock Exchange Mothers Code No. 4795)

Company Name: SKY Perfect Communications Inc.

Address of Head Office: 15-1, Shibuya 2-chome
Shibuya-ku, Tokyo

For any inquiries please call: Tokio Enomoto
General Manager
Finance & Accounting Dept.

TEL: 03-5468-7800

Business Results

(1) Third quarter for the year ended March 2002 (from April 1, 2001 through December 31, 2001)

	Third quarter for the year ended March 2001 (Previous quarter)	Third quarter for the year ending March 2002 (Current quarter)	Increase/Decrease ratio compared to the previous year	Previous period (Annual)
	(Million yen)	*(Million yen)*	*(%)*	*(Million yen)*
Operating Revenue	34,938	43,973	25.9	48,681
Operating Loss	18,039	7,543	-58.2	19,577
Ordinary Loss	21,846	8,753	-59.9	24,340
Net Loss for the Current Period	21,770	8,503	-60.9	24,190
Total Asset	155,524	141,947	-8.7	145,501
Shareholder's equity	122,208	111,285	-8.9	119,788

(2) Operating Revenue by Business Services

	Third quarter for the year ended March 2001		Third quarter for the year ending March 2002		Increase/Decrease ratio compared to the previous year	Previous period (Annual)	
	(Amount)	*(Ratio)*	*(Amount)*	*(Ratio)*		*(Amount)*	*(Ratio)*
	(Million yen)	*(%)*	*(Million yen)*	*(%)*	*(%)*	*(Million yen)*	*(%)*
Customer management business and promotion of digital broadcasting	26,467	75.8	31,554	71.8	19.2	36,550	75.1
Business relating to broadcasting of programs	3,846	11.0	4,099	9.3	6.6	5,276	10.8
Other platform-related businesses	4,623	13.2	8,319	18.9	79.9	6,853	14.1
Total	34,938	100.0	43,973	100.0	25.9	48,681	100.0

82—5113

SKY Perfect TV!

February 13, 2002

To whom it may concern:

Business Results of Third Quarter for the year ending March 2002

Company Name: SKY Perfect Communications Inc.

(Tokyo Stock Exchange Mothers Code No. 4795)

Address of Head Office: 15-1, Shibuya 2-chome
Shibuya-ku, Tokyo

For any inquiries please call: Tokio Enomoto
General Manager
Finance & Accounting Dept.

TEL: 03-5468-7800

Business Results

(1) Third quarter for the year ended March 2002 (from April 1, 2001 through December 31, 2001)

	Third quarter for the year ended March 2001 (Previous quarter)	Third quarter for the year ending March 2002 (Current quarter)	Increase/Decrease ratio compared to the previous year	Previous period (Annual)
	(Million yen)	*(Million yen)*	*(%)*	*(Million yen)*
Operating Revenue	34,908	43,393	24.3	48,600
Operating Loss	17,870	6,910	-61.3	19,289
Ordinary Loss	21,601	8,094	-62.5	23,913
Net Loss for the Current Period	21,608	8,136	-62.3	23,922
Total Asset	152,778	139,779	-8.5	142,859
Shareholder's equity	122,398	111,948	-8.5	120,084

(2) Operating Revenue by Business Services

	Third quarter for the year ended March 2001		Third quarter for the year ending March 2002		Increase/Decrease ratio compared to the previous year	Previous period (Annual)	
	(Amount)	*(Ratio)*	*(Amount)*	*(Ratio)*		*(Amount)*	*(Ratio)*
	(Million yen)	*(%)*	*(Million yen)*	*(%)*	*(%)*	*(Million yen)*	*(%)*
Customer management business and promotion of digital broadcasting	26,438	75.7	31,463	72.5	19.0	36,470	75.0
Business relating to broadcasting of programs	3,846	11.0	4,104	9.5	6.8	5,276	10.9
Other platform-related businesses	4,623	13.3	7,825	18.0	69.3	6,853	14.1
Total	34,908	100.0	43,393	100.0	24.3	48,600	100.0

82—5113

To whom it may concern:

February 13, 2002

Yasushi Hosoda
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results for 3rd Quarter of Fiscal Year 2001 (Supplement)

1. Subscriber Addition and Churn

(Thousand of people)

	1-3Q/FY00	1-3Q/FY01	Difference	FY00
Total Sub. Net Addition	711	331	△380	828
Total Sub. at Period End	2,501	2,949	448	2,618
New DTH Subscribers	785	442	△343	913
Home Applicance Stores etc.	335	398	63	452
Digital Club (now ClubiT)	129	44	△85	138
DirecTV Migration	321	—	△321	322
Number of DTH Churn	128	154	26	182
DTH Sub. Net Addition	656	287	△369	731
DTH Sub. at Period End	2,145	2,507	362	2,220
Churn Rate (%、annualized)	9.4	8.7	△0.7	9.8

* In this quarter the number of new DTH subscribers fell from the same term of the previous fiscal year. However the number of subscribers through home appliance stores etc.,

our main sales route, excluding the two special factors of the previous year, which were migration from DirecTV and subscribers via the Digital Club (now ClubiT), increased 19% from the same term of the previous year on the success of measures such as the cash back campaign and sales in cooperation with licensed broadcasters.

* The churn rate improved 0.7 points at 8.7%, compared with 9.4% in the same term of the previous year, which was affected by the rise in churn rate of the Digital Club route.

2. Business Results

Financial Summary (April 1, 2001 – December 31, 2001)

(Millions of Yen)

Consolidated	1-3Q/FY00	1-3Q/FY01	Difference (%)	FY00
Revenues	34,938	43,973	25.9	48,681
Operating Loss	18,039	7,543	△58.2	19,577
Loss before Income Taxes	21,846	8,753	△59.9	24,340
Net Loss	21,770	8,503	△60.9	24,190
Total Assets	155,524	141,947	△8.7	145,501
Total Shareholder's Equity	122,208	111,285	△8.9	119,788

Non-Consolidated	1-3Q/FY00	1-3Q/FY01	Difference (%)	FY00
Revenues	34,908	43,393	24.3	48,600
Operating Loss	17,870	6,910	△61.3	19,289
Loss before Income Taxes	21,601	8,094	△62.5	23,913
Net Loss	21,608	8,136	△62.3	23,922
Total Assets	152,778	139,779	△8.5	142,859
Total Shareholder's Equity	122,398	111,948	△8.5	120,084

* Revenues swelled 24-26% from the same term of the previous year on both a consolidated and a non-consolidated basis on factors such as growth of subscribers and increase of revenues from our own contents. The difference between consolidated and non-consolidated is mainly due to the Data Network Center Corporation, already a consolidated subsidiary, and to the sales of Samurai TV, which was converted into a subsidiary in October last year with the acquisition of 80.25% of its stock.

* Operating Loss improved considerably from the same term of the previous year on account of factors such as the absence of DirecTV migration costs last year and reduction of subscriber management costs.

3. FY2001 (April 1, 2001 ~ March 31, 2002) Prospects

(Millions of Yen)

	Previous forecast(at interim period) (A)	Reveised forcast (B)	Difference (B−A)	Rate of Difference (%) (B/A)
New DTH Subscribers (thousands)	700	650	△50	△4.8%
DTH Sub. Net Addition (thousands)	480	430	△50	△10.4%
DTH Sub. at Period End (thousands)	2,700	2,650	△50	△1.9%
DTH Churn Rate (%)	8.9%	8.9%	–	–
Revenues (Consolidated)	63,000	60,000	△3,000	△4.8%
Profit/Loss before Income Taxes (Consolidated)	△14,000	△13,000	1,000	–
Net Profit/Loss (Consolidated)	△13,500	△12,500	1,000	–
Revenues (Non-Consolidated)	62,000	59,500	△2,500	△4.0%
Profit/Loss before Income Taxes (Non-Consolidated)	△13,000	△12,000	1,000	–
Net Profit/Loss (Non-Consolidated)	△13,000	△12,000	1,000	–

* Taking into account conditions at the end and beginning of the year, which were affected by the slump in personal consumption generally, we prospect the number of new DTH subscribers at 650,000, some 50,000 less than forecasted at the time of release of the interim busines results.

* We have revised our prospects for consolidated revenues downward three billion yen from the time of release of the interim business results in response to this change of DTH subscriber prospects.

* Loss will improve a little by the cost decrease resulting from the decline of incentive

amount in response to the change of DTH subscriber prospects, the reduction of broadcasting rights expenses, and the delay of the transfer of subscriber management to Data Network Center Corporation.

(Note) Forward looking statements including plan, strategy or belief contained in this prospects are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently and involve risks and uncertainties.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

82—5113

To whom it may concern:

February 14, 2002

Yasushi Hosoda
President and Representative Director
SKY Perfect Communications Inc.

(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice Regarding Ratio of Foreigners' Stockholdings

We hereby make the following notice, since stocks held by foreigners (stockholders subject to the Radio Wave Law, Article 5, Paragraph 1, from Number 1 to Number 3) represented 17.005 % of total stocks with voting rights as of February 12, 2002.

1. Percentage stockholding of foreigners as of February 12, 2002

Number of stocks owned by foreigners (Number of stocks with voting rights: [A])	380,165 (380,165)
Number of total stocks issued (Number of stocks with voting rights: [B])	2,237,159 (2,235,543)
Percentage stockholding of foreigners [A/B x 100 (rounded to two decimal places)]	17.005%

2. Date of public announcement
February 15, 2002 (Newspaper carrying the article: Nihon Keizai Shinbun, morning edition)

(Reference)
Under the Broadcast Law, our broadcast license will be revoked if 20 per cent. or more of the voting rights attached to shares of our stock are owned by foreign persons (including (x) any persons who are not Japanese nationals, (y) any foreign governments or representatives thereof and (z) any foreign corporations or associations). Under the Broadcast Law, we may reject a request by any such foreign person that its name be entered in our shareholder register if our acceptance of such request would result in the 20 per cent. threshold being exceeded. If, and as long as, 15 per cent. or more of the voting rights attached to shares of our stock are owned by foreign persons, we will be required to give a public notice every six months pursuant to the Broadcast Law.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

February 21, 2002

Yasushi Hosoda
President and Representative Director
SKY Perfect Communications Inc.

(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice Regarding Ratio of Foreigners' Stockholdings

We hereby make the following notice, since stocks held by foreigners (stockholders subject to the Radio Wave Law, Article 5, Paragraph 1, from Number 1 to Number 3) represented 18.106 % of total stocks with voting rights as of February 20, 2002.

1. Percentage stockholding of foreigners as of February 20, 2002

Number of stocks owned by foreigners (Number of stocks with voting rights: [A])	404,781 (404,781)
Number of total stocks issued (Number of stocks with voting rights: [B])	2,237,159 (2,235,543)
Percentage stockholding of foreigners [A/B x 100 (rounded to two decimal places)]	18.106%

2. Date of public announcement
February 26, 2002 (Newspaper carrying the article: Nihon Keizai Shinbun, morning edition)

(Reference)
Under the Broadcast Law, our broadcast license will be revoked if 20 per cent. or more of the voting rights attached to shares of our stock are owned by foreign persons (including (x) any persons who are not Japanese nationals, (y) any foreign governments or representatives thereof and (z) any foreign corporations or associations). Under the Broadcast Law, we may reject a request by any such foreign person that its name be entered in our shareholder register if our acceptance of such request would result in the 20 per cent. threshold being exceeded. If, and as long as, 15 per cent. or more of the voting rights attached to shares of our stock are owned by foreign persons, we will be required to give a public notice every six months pursuant to the Broadcast Law.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

February 25, 2002

To whom it may concern:

Yasushi Hosoda
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

"Joint Experiment Begins on a Video Distribution System Using Optical Fiber Cable"
Notice on Press Release

We hereby give notice that SKY Perfect Communications Inc. (head office: Shibuya-ward, Tokyo, President and CEO: Yasushi Hosoda) and Nippon Telegraph and Telecommunications Group (head office: Chiyoda-ward, Tokyo, President: Jun'ichiro Miyazu) issue a joint press release on the "Joint Experiment Begins on a Video Distribution System Using Optical Fiber Cable" today. Please see the attached press release for the contents.

Attached press release: Joint Experiment Begins on a Video Distribution System Using Optical Fiber Cable
(accompanying paper : Configuration of the joint experiment system)

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

February 25, 2002
Nippon Telegraph and Telephone Corporation
SKY Perfect Communications Inc.

Joint Experiment Begins on a Video Distribution System Using Optical Fiber Cable

In line with activities to create optical markets *1 Nippon Telegraph and Telephone Corporation (hereafter NTT; Head Office: Chiyoda ward, Tokyo; President: Jun'ichiro Miyazu) and SKY Perfect Communications Inc.(hereafter SPTV; Head Office: Shibuya ward, Tokyo; President and CEO: Yasushi Hosoda) will carry out a joint experiment from March 2002 till January 2003, with a view to technically verifying an optical video distribution system.

Considering the sudden increase in the number of broadband users due to increased number of ADSL users over last year, the full-scaled deployment of high speed and broadband services over optical fiber is expected this year. In order to take the initiative in the world, NTT and SPTV will conduct a technical experiment on a transmission system that will attempt to fully utilize the transmission performance of the optical fiber.

The use of the high speed Internet (100 Mbps~) using optical fiber is spreading to the general public, especially modern apartment dwellings equipped with broadband access. Using this high speed Internet, a user environment such as viewing and hearing rich contents of streaming video and music distribution, and bi-directional communication through video chatting is easily realized. In this joint experiment, B-PON*2 technology will be applied for the first time in an access network. Through the use of several different wavelengths on one optical fiber, the one-way/multi-channel distribution of a high quality digital video (MPEG-2)*3, while also supporting Internet access, will be realized.

The B-PON technology, which forms the basis of this experiment, was developed by NTT Laboratory. It is realized by one core optical fiber to offer high speed Internet access and high quality digital video distribution, by multiplexing of 3-wavelengths.

The contents distributed by this experiment will be prepared by SPTV, which has expertise on digital satellite broadcasting.

Multi-channels (up to 500 SDTV channels) of digital video will be distributed without delay by bandwidth guarantees, although it is not possible by the conventional Internet.

Moreover, since the video contents are transmitted without requiring IP processing, there will be no need to take new measures to prevent illegal copying.

In this joint experiment, NTT will provide the technical expertise on optical video distribution, as well as the communication equipment and its operation. SPTV will provide the video transmitting equipment and its operation, in addition to the contents.

The actual experiment site planned is a modern apartment in Shinjuku ward, Tokyo, that already has high speed Internet connections; the residents will be invited to act as service monitors. Each monitor will be able to view and hear contents of different genre during the period of the experiment.

The results of this joint experiment and the experiences gained will be reflected to our business strategy and service development toward large-scale deployment of optical fiber in the future.

(Footnotes)

*1 Optical market creation activity

NTT announced, in November 2000, its intention to exploit optical service demands and to create new markets. By tying up with business partners, NTT offers to general customers for their evaluation new global information sharing service that makes use of the unique optical network benefits such as "high speed and broadband", "bi-directional", "multiple media fusion". (http://www.ntt.co.jp/news/news00/0011/001128.html)

*2 B-PON (Broadband Passive Optical Network)

B-PON is an optical access system which provides a 100Mbps (maximum) broadband multi-media service at low cost. This system realizes fair network use through bandwidth control; the transmit bandwidth of a single fiber is shared by up to 32 users. Moreover, a multi-channel video distribution service is provided at the same time by multiple optical wavelengths.

*3 MPEG-2 (Moving Picture Experts Group)

An extremely popular digital video coding/decoding protocol. MPEG-2 can handle high quality videos including SDTV and HDTV.

(Accompanying paper) Configuration of the joint experiment system

For further information, Please contact:

Nippon Telegraph and Telephone Corporation
Department I
Deguchi, Sadaike
TEL: 03-5205-5634
+81-3-5205-5634
E-mail:hikari@hco.ntt.co.jp

SKY Perfect Communications Inc.
Public Relations Dept.
Komatsu, Toh
TEL: 03-5468-9400
+81-3-5468-9400
E-mail:hkomatsu@skyperfectv.co.jp

Configuration of the Joint Experiment System


Internet
Apartment equipped
with broadband access
SKY PerfecTV!
NTT
Enjoying high-speed Internet
(Max.100Mbps)
Each household
B-PON
(B-OLT)
Optical Fiber
B-PON
(B-ONU)
Internet Access
Video
-Transmitting
-Equipment
Video Distribution
STB
Meguro Media Center
Central Office
:Equipment installed by NTT
:Equipment installed by SPTV
Wavelength division multiplexing
offers Internet access and video
distribution on a single optical fiber
simultaneously
Watching SKY PerfecTV!
(CS Broadcasting)

To whom it may concern:

February 27, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Announcement of Start of Major Campaign for the 2002 Spring Sales Promotion

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and & CEO: Yasushi Hosoda) is issuing this announcement as an explanation of the spring sales promotion campaign called "Decide! SKY PerfecTV! Campaign," which is a part of the spring sales promotion activities for new subscribers that will run from March 1, 2002, to June 30, 2002, when the 2002 FIFA World Cup™ concludes.
With the 2002 FIFA World Cup™ just around the corner, our spring campaign can be expected to generate real demand for new subscribers, and so we are offering 5,000-yen cash-back to all customers who newly subscribe to Sky Perfect TV! (current 124/128 service) during the campaign. Moreover, customers who purchase a SKY Perfect TV! Set-top-box ("STB") together with a television or a video deck will receive a second 5,000-yen cash-back, so a total of up to 10,000 yen is up for offer. In addition, from among those who subscribe during the campaign, 2,002 lucky winners chosen at random will receive a SKY PerfecTV! Deluxe Goods Set (*happi* coat with "Decide!" printed on it, megaphone, and towel) for even more fun when watching the games. (See below for details.)
We plan to launch campaign commercial (currently being arranged) for this special offer starting in early March. Through this, we will endeavor to stimulate sales routes and broaden sales promotion campaign activities.

We will offer free broadcasts and live coverage* of all 64 games of the 2002 FIFA World Cup™ using ten channels. In addition to providing multi-angle live shots on four channels (five channels for Japan team games) for each game by using the special features of multiple channels, our free broadcasts of all 64 games using a total of 10 channels will include a time-shift channel, a highlight channel, a Japanese team channel, a Korean team zone, and a World Cup information channel. Since we will be using the broadcast of all 64 games of this tournament as key driver contents to stimulate demand for new subscribers, we will be taking a number of measures to prepare for the opening of the games, including the "Let's Join in the Games TV" project that began in June 2001.

* The broadcast of the games conducted by Sky Perfect TV! cannot be viewed on 110 degree CS digital broadcasts.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Reference)

Summary of "Decide! SKY PerfecTV! Campaign"

(1) Period of Cash-Back Offer: March 1, 2002, to June 30, 2002 (registration applications must be received by the final day to be eligible)

(2) Campaign Special Offers:

1) During the campaign period, all subscribers to SKY Perfect TV! will receive 5,000-yen cash-back*1.
2) Further, subscribers who simultaneously purchase a SKY Perfect TV STB and either a television or a video deck*2 will receive 5,000-yen cash-back. A total of 10,000-yen cash-back is possible through offers 1) and 2).
3) From among those who subscribe during the campaign, 2,002 people will be chosen at random to receive a SKY PerfecTV! Deluxe Goods Set (*happi* coat with "Decide!" printed on it, megaphone, and towel) for even more fun when watching the games.

*1 Subscribers who continue the DTH contract for two months after registering are eligible. Further, applications involving the purchase of STB to replace an existing STB or to transfer ownership of STB are ineligible. Also, subscriptions to service from the CS110 degree satellite are ineligible for this campaign.

*2 Even if both a television and a video deck are purchased and a STB is purchased, the total potential cash-back is 10,000 yen.
The "video deck" refers to equipment that is capable of recording from an existing TV. This includes video decks such as VHS, S-VHS, and D-VHS as well as DVDs with a recording feature, computers with built-in TVs, and hard-disc videos. Video cameras are ineligible.

82—5113

To whom it may concern:

March 4, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of February 2002

~Total Registrations exceeded 3 million~

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and & CEO: Yasushi Hosoda) announced the numbers of Total Registrations and DTH Subscribers as of the end of Februay, 2002. The cumuraltive number of total registrations exceeded 3 million in the end of February 2002, about 5 years and 4 months after we started business in October 1998.

	Gross Registrations	DTH Contracts
New Subscribers	53,616	50,650
Churn (Churn Rate)	21,675 (8.7%)	17,449 (8.2%)
Februay Net Increase	31,941	33,201
Cumulative Total	3,011,229	2,582,122

* Monthly Churn Rate ···The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month
/ Total Subscribers at the end the previous month
x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

March 7, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Regarding the article of Nippon Keizai Shimbun on March 7, 2002

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) makes following comment regarding the article of Nippon Keizai Shimbun titled "SKY Perfect Communications Inc. 25 billion Loss before Income Tax ".

Comment

We are now preparing a business plan of next fiscal year and our forecast of the fiscal year ending March 2003 is not yet fixed.
We will announce our forecast of FY2002 on such occasion as an announcement of FY2001 results after it is fixed.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

82—5113

To whom it may concern:

March 15, 2002

Yasushi Hosoda
President and Representative Director
SKY Perfect Communications Inc.

(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice Regarding Ratio of Foreigners' Stockholdings

We hereby make the following notice, since stocks held by foreigners (stockholders subject to the Radio Wave Law, Article 5, Paragraph 1, from Number 1 to Number 3) represented 19.006 % of total stocks with voting rights as of March 14, 2002.

1. Percentage stockholding of foreigners as of March 14, 2002

Number of stocks owned by foreigners (Number of stocks with voting rights: [A])	424,898 (424,898)
Number of total stocks issued (Number of stocks with voting rights: [B])	2,237,186 (2,235,570)
Percentage stockholding of foreigners [A/B x 100 (rounded to two decimal places)]	19.006%

2. Date of public announcement
March 18, 2002 (Newspaper carrying the article: Nihon Keizai Shinbun, morning edition)

(Reference)
Under the Broadcast Law, our broadcast license will be revoked if 20 per cent. or more of the voting rights attached to shares of our stock are owned by foreign persons (including (x) any persons who are not Japanese nationals, (y) any foreign governments or representatives thereof and (z) any foreign corporations or associations). Under the Broadcast Law, we may reject a request by any such foreign person that its name be entered in our shareholder register if our acceptance of such request would result in the 20 per cent. threshold being exceeded. If, and as long as, 15 per cent. or more of the voting rights attached to shares of our stock are owned by foreign persons, we will be required to give a public notice every six months pursuant to the Broadcast Law.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

March 22, 2002

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.

Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

The Reimbursement of Charges to Subscribers
Due to the Inappropriate Administration of ClubiT

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced that the company would take all the necessary steps, including the reimbursement of the charges to subscribers, to rectify the error made by ClubiT, one of the company's agents, (Headquarters: Chuo-ku, Tokyo, President: Taro Hashimoto). It was found that ClubiT had conducted inappropriate administrative procedures for some of the new subscribers registered in the digital satellite broadcasting service, SKY PerfecTV! in February this year, and the service charges for this March were erroneously billed to some subscribers.

In response to our request, ClubiT will refrain from undertaking promotional activities and receiving new applications for SKY PerfecTV! for a month, effective from today. Also, we will discuss the best way to handle the agent's agreement with ClubiT separately.

We will request that all the agents comply with the agent's agreement, so that this kind of inappropriate conduct will not occur again, and we will make every effort to secure the high quality of our broadcasting services.

The details of the incident are as follows.
1. As an agent, for 1,015 new subscriptions out of all new subscribers dealt by ClubiT this February, ClubiT continued with the new subscription process to SKY Perfect Communications before the subscribers actually had their set-top boxes ("STB") installed.
2. SKY Perfect Communications completed the official subscriber registration procedures for these 1,015 new subscriptions by the end of February. At that point, ClubiT did not notify

SKY Perfect Communications that the incident described in 1, above, had occurred, that is, although STB had not been delivered and installed, the subscription procedures were still carried out.

3. On March 11, SKY Perfect Communications discovered the incident described in 1, above; that although STB had not yet been delivered and installed, the subscription procedures were still carried out.

4. However, the billing process for basic charges and service charges for this March has already begun in our system, and we could not stop that process.

5. As a result, in spite of the fact that STB had not been delivered or installed and the 1,015 subscribers concerned could not watch the programs from March 1, the bills including the basic fee and subscription fee for March were still sent out to these 1,015 subscribers.

6. The agent's administrative work described in 1, above, (although STB were not delivered and installed, the subscription procedures were carried out) is actually a prohibited practice specified by the agent agreement, which was concluded by SKY Perfect Communications and ClubiT, and it constituted a serious administrative breach.

SKY Perfect Communications made the following response.

1. Today, SKY Perfect Communications sent a letter apologizing for its error to these 1,015 subscribers, and explained that the March basic fee and subscription fee would be reimbursed immediately by subtracting them from the bill for April or the following months.

2. In response to our request, ClubiT is refraining from undertaking promotional activities and receiving new applications for SKY PerfecTV! for a month, effective from today.

3. Also, we will discuss the best way to handle the agent's agreement with ClubiT separately.

We will ensure that all the agents thoroughly comply with the agent's agreement, so that this kind of inappropriate conduct will not occur again, and we will make every effort to secure the high standards of our broadcasting services.

In addition, this is the only case of mishandling new subscriptions that ClubiT received in February this year. Subscribers processed by ClubiT before then and subscribers handled by other SKY Perfect Communications agents can watch SKY PerfectTV! as usual without any difficulty.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399